FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



April 26, 2000



                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT



The following document is filed as an Exhibit to this Report:

Exhibit I -- 1999 Environmental Report of St. Laurent Paperboard Inc.

On April 20, 2000 St. Laurent Paperboard Inc. first sent its 1999 Environmental Report to its Securityholders.

Exhibit I -- 1999 Environmental Report of St. Laurent Paperboard Inc.



                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:  April 26, 2000


                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

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PAGE:  front cover
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1999 ENVIRONMENTAL REPORT

Performance and Preservation

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PAGE:  inside front cover
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VISUAL:  PHOTO

ENVIRONMENTAL POLICY

Our Vision

Being conscious of our responsibilities, we, the Directors, the Managers and all the Employees of St. Laurent Paperboard, have made the protection of the environment one of our major corporate priorities. As such, we have integrated it as an essential element in the management of each of our plants. We show our pride and our willingness to be leaders by adhering to the following principles in conducting our activities:

Our Forests

We harvest and manage our forests to obtain a sustainable yield while protecting our water, soil, flora, fauna and community needs.

Our Facilities and Our Products

We use the continuous improvement process as a preferred means to involve, empower and train our supervisors and employees.

We design, operate and maintain our facilities in a way that will reduce the impact on the environment, by meeting government and industry requirements.

We develop work methods centered on prevention in environmental matters.

We optimize the use of our raw materials and energy.

We develop and maintain effective emergency response programs.

We promote research into our processes and into the recycling of our products to increase our understanding of their impact on the environment.

Our Performance

We identify the risks and opportunities for improvement in our facilities and management practices.

We implement action plans and measure our environmental performance.

We undergo environmental audits to evaluate our performance with respect to our vision and goals.

Our Communications

We maintain an open dialogue about our performance amongst ourselves, with the public, our clients, our shareholders and governments.

We participate in community programs and will collaborate with consultative groups on government policies and regulations.

On behalf of the employees of St. Laurent Paperboard Inc.

Jay J. Gurandiano
President and Chief Executive Officer
May 1995

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PAGE:  1
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PROTECTION OF THE ENVIRONMENT IS A MAJOR CORPORATE PRIORITY.

Message to stakeholders

At St. Laurent Paperboard, protecting the environment is one of our top corporate priorities. We integrate environmental protection as an essential element in the way we manage all our facilities, from maintaining our forests to designing, operating and maintaining our mills and packaging plants. As a company, we are committed, not just to meet, but also to anticipate government policies and regulations, with the goal of constantly improving our environmental performance.

As a responsible corporate citizen, we firmly believe that environmentally sound operations preserve and protect the well being of our employees and the communities, in which we work and live. Good environmental performance is also healthy for our business. By investing in cleaner and more efficient technologies, we can operate more efficiently and reduce our long-term costs.

We firmly believe that our commitment to sustainable forest management will foster the productive use and enjoyment of the woodlands entrusted to us for many generations.

By publishing this environmental report, we reinforce our commitment to clearly communicate our environmental performance to all stakeholders -- our employees, customers, shareholders, governments and the public.

"We're committed to improving our environmental performance every year."
        Jay J. Gurandiano
        President and Chief Executive Officer

1999 Operational Review

All of St. Laurent Paperboard's primary mills and packaging facilities are in substantial compliance with current federal, state, provincial and municipal regulations. Overall, our four primary mills continued their steady improvement in effluent quality in 1999:

o  BOD (biochemical oxygen demand) down 15%
o  TSS (total suspended solids) down 16%
o  AOX (adsorbable organic halides) down 8%

When considering 1994 as a baseline - the year when St. Laurent Paperboard was created - the average reduction at these four mills is 73% for TSS, 93% for BOD and 57% for AOX.

In 1999, we continued to reduce the greenhouse gas emissions associated with the combustion of fossil fuels. When compared with 1990 (the baseline year for international agreements on greenhouse gas emissions), the current direct emissions at our primary mills are 10% lower in absolute terms and 23% lower on a per-ton basis.

From 1998 to 1999, we lowered our direct greenhouse gas emissions by 7% in absolute terms. We have been able to improve our performance largely through the increased use of renewable biomass, and the implementation of several energy efficiency initiatives.

Environmental Audits

We completed environmental audits and acquisition reviews at seven facilities during the year, continuing a program that has been in place since 1994. With environmental audits, we assess the implementation of environmental policies, identify required improvements, review current practices and verify the adequacy of management systems.

All facilities acquired in 1999 were also submitted to in-depth environmental audits.

VISUAL:  PHOTO


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PAGE:  2
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VISUAL:  PHOTO

WEST POINT MILL

Effluent Treatment

The mill's UNOX activated sludge system, installed in 1972, continued to perform well, enabling West Point to maintain effluent quality substantially below allowable limits in 1999.

In 1999, the mill confirmed its compliance with the US Environmental Protection Agency (EPA) "Cluster Rules" that govern effluent from its bleaching process. In fact, West Point was the first mill in Virginia to incorporate the requirements of the Cluster Rules into its wastewater discharge permit (renewed in June
1999).

As part of the Cluster  Rules,  the mill  prepared a Best  Management  Practices
(BMP) plan in 1999 that covers the process of spill prevention. In 2000, several additional protection mechanisms will be installed at a cost of $2.7 million.

With high solids concentrations coming from storm water entering the property, additional improvements to the collection system were made as well as the redirection of potential sources of contamination to the mill's effluent system. In addition, all employees were trained in the management of storm water, including how to respond in the event of accidental discharges.

Atmospheric Emissions

The mill's #5 recovery furnace uses advanced low-odour technology while the #4 recovery furnace achieves low concentrations of total reduced sulphur (TRS) compounds through a black liquor oxidation process. Both furnaces were in full compliance with TRS emission levels for 1999.

The mill also operates a strong-gas collection system to improve control of odours from the pulping process, which feeds gas to the mill's power boilers for incineration. This system will be upgraded in 2000 and a few additional odour sources will be collected, as part of the program defined to comply with the air section of the Cluster Rules (MACT I-Maximum Achievable Control Technology). The mill will spend approximately $2 million in 2000 to implement the program.

The remaining effort related to the Cluster Rules will be directed toward the control of diluted gas from the kraft process, which is expected to cost approximately $5.0 million. This will be implemented in the next few years, before the regulatory deadline of April 2006, identified by the Cluster Rules.

-----------------------------------------------------------------------------------------
Biochemical Oxygen Demand         1990    1994    1995    1996    1997    1998    1999
-----------------------------------------------------------------------------------------
BOD5 (kg/ton)                     0.87    1.60    0.70    0.80    0.80    0.70    0.81
-----------------------------------------------------------------------------------------
Permit Limit (monthly)                                                            2.41
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Total Suspended Solids            1990    1994    1995    1996    1997    1998    1999
-----------------------------------------------------------------------------------------
TSS (kg/ton)                      0.99    2.7       1     1.1     0.79    0.84    1.07
-----------------------------------------------------------------------------------------
Permit Limit (monthly)                                                           10.96
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Adsorbable Organic Halides        1990    1994    1995    1996    1997    1998    1999
-----------------------------------------------------------------------------------------
AOX (kg/ton)                              0.92    1.22    0.45    0.38    0.36    0.48
-----------------------------------------------------------------------------------------
Cluster Rules                                                                     1.52
-----------------------------------------------------------------------------------------

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PAGE:  3
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
----------------------------------------------------------------------------------------------------
1999 Atmospheric Emissions     #1 lime kiln   #2 lime kiln   #4 recovery  #4 recovery   #5 recovery
Average of values from                                         furnace      furnace       furnace
continuous emmission                                            north         south
monitoring (CEM) devices
----------------------------------------------------------------------------------------------------
(TRS) ppm                          5.94           2.21          1.72          1.74          2.35
----------------------------------------------------------------------------------------------------
Permit Limit                        20             8             5             5             5
----------------------------------------------------------------------------------------------------


Waste Management, Recycling and Energy Conservation

Combustion of wastewater sludge occurs in the biomass boiler, which generates some of the steam used in mill processes. It consumed 97% of this residue in 1999, up from 90% in 1998. This reduced the amount of sludge that had to be sent to our landfill site.

Because of its ability to generate energy, the mill is 75% self-sufficient in terms of electricity. Despite increasing production, it now consumes less fossil fuel than in 1990 (the base year for international agreements on greenhouse gas reduction). Direct emissions of greenhouse gases (excluding biomass) declined by 13% between 1998 and 1999. Indirect emissions were also reduced due to the curtailment of market pulp production.

Solid waste that cannot be recycled goes to the mill's landfill site. Wastewater (leachate) from this site is fed back to the mill's UNOX system for treatment.

In 1999, 302,000 short tons of wastepaper was recovered by the mill's process, an increase of 10% compared to 1998.

------------------------------------------------------------------------------------------
WATER CONSUMPTION              1990     1994    1995    1996    1997     1998     1999
------------------------------------------------------------------------------------------
M3/ton                         37.6     35.1    37.3    37.3    32.4     30.8     35.5
------------------------------------------------------------------------------------------

Environmental Management

In 1999, the mill continued its efforts to establish an environmental management system based on ISO 14000. This is expected to be in place by 2001.

The key initiatives in 1999 were the development of several procedures modeled on the ISO 9001 system already in place at the mill. In addition, employees were trained on several environmental aspects, including the newly-developed Best Management Practices (BMP) and storm water pollution prevention plans. Finally, a Risk Management Program (RMP) was developed in 1999 to deal with the handling and storage of some chemicals in use at the mill. The RMP was prepared as required by an EPA regulation adopted under the Clean Air Act and presented to the community.

-----------------------------------------------------------------------------------------
GREENHOUSE GASES
tons of CO2/ton of product    1990    1994    1995    1996      1997     1998     1999
-----------------------------------------------------------------------------------------
Direct                        1.15    0.97    0.95    0.91      0.83     0.76     0.77
-----------------------------------------------------------------------------------------
Indirect                      0.14    0.12    0.13    0.14      0.18     0.14     0.07
-----------------------------------------------------------------------------------------

Notice of Violation

St. Laurent Paperboard was served with a Notice of Violation from the US Environmental Protection Agency (EPA) and the Virginia Department of Environmental Quality (DEQ) in April 1999. The alleged environmental violations at the West Point mill date back to the 1970s, covering a period of time when the mill was owned and operated by Chesapeake Corporation.

St. Laurent Paperboard and Chesapeake Corporation worked closely with the EPA and the DEQ, through on-site inspections and detailed permit reviews. The issue was still under review at the end of 1999.

VISUAL:  PHOTO

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PAGE:  4
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VISUAL:  PHOTO

LA TUQUE MILL

Effluent Treatment

The La Tuque mill continued to improve its effluent quality in 1999 for the fifth consecutive year following the mill's installation of a state-of-the-art secondary effluent treatment system. Biochemical oxygen demand (BOD) and total suspended solids (TSS) were reduced by 26% and 59%, respectively, between 1998 and 1999. Compared to 1997, BOD level has been cut in half, while the TSS level is now just one-quarter of its 1997 level. Water consumption was also reduced by 13% in 1999 through different water conservation projects.

Trapped CO2 from biomass digestion (a particularity of the closed UNOX effluent treatment system) has led to periods when pH* levels in the effluent have fallen very slightly below the required level. The effluent was slightly below the minimum value for only a few days, compared to 60 days in 1998. Through different process changes, performance has improved significantly in 1999. In fact, there were no exceedances in the last six months of the year.

St. Laurent Paperboard conducted an Environmental Effects Monitoring (EEM) study on the St. Maurice River in 1999. This is the first study of its kind since the mill installed its secondary effluent treatment facility. It showed that the river has significantly recovered from some previous signs of deterioration downstream from the mill. St. Laurent Paperboard also worked closely with the Pulp and Paper Research Institute of Canada (PAPRICAN) to conduct a special study aimed at the identification of new tools used to evaluate the health of aquatic ecosystems.

* The lowest value in 1999 was 5.9 versus the minimum requirement of 6.0.

Pulp Bleaching

Following the mill's conversion to an ECF bleaching process in July 1999, levels of adsorbable organic halides (AOX) in the mill's effluent were cut by more than half. The technological efforts associated with this conversion were the result of a partnership between St. Laurent Paperboard and PAPRICAN.

The conversion enables the La Tuque mill to comply with new standards that will apply in January 2001 in Quebec. These standards are very similar to those established by the US Cluster Rules.


-------------------------------------------------------------------------------------------
Biochemical Oxygen Demand        1990     1994     1995     1996     1997    1998     1999
-------------------------------------------------------------------------------------------
BOD5 (kg/ton)                   30.70    26.09    19.82     1.06     1.05    0.68      0.5
-------------------------------------------------------------------------------------------
Provincial Limit (monthly)                                                              5
-------------------------------------------------------------------------------------------
Federal Limit (monthly)                                                                7.5
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
Total Suspended Solids           1990   1994    1995     1996     1997    1998     1999
-------------------------------------------------------------------------------------------
TSS (kg/ton)                    11.18   5.72    4.26     3.34     3.22    1.98     0.32
-------------------------------------------------------------------------------------------
Provincial Limit (monthly)                                                           8
-------------------------------------------------------------------------------------------
Federal Limit (monthly)                                                            11.25
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
Adsorbable Organic Halides       1990   1994    1995     1996     1997    1998     1999
-------------------------------------------------------------------------------------------
AOX (kg/ton)                      8.2   2.23    1.9      1.25     1.31    0.97     0.71
-------------------------------------------------------------------------------------------
Existing Monthly Limit                                                              2.0
-------------------------------------------------------------------------------------------
Projected Monthly Limit                                                             0.8
-------------------------------------------------------------------------------------------

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PAGE:  5
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
-------------------------------------------------------------------------------------------
1999 Atmospheric Emissions (TRS)         Lime kilns  Lime kilns     #3 and #4  #5 recovery
Values measured during annual               South      North         recovery    furnace
stack testing                                                        furnace
-------------------------------------------------------------------------------------------
ppm                                          2.9        4.7           16.1         0.8
-------------------------------------------------------------------------------------------
Provincial Limit                             10         10             20          20
-------------------------------------------------------------------------------------------


Atmospheric Emissions

As per the annual survey of atmospheric emissions, the mill was in compliance with its limits in 1999.

In 1999, the mill defined and initiated a $4 million odour control program. This includes a major upgrade of the existing strong-gas control system and the treatment of foul condensates in the UNOX treatment system. This innovative approach was successfully implemented at the West Point mill in 1996. These odour-control projects will be completed during the second quarter of 2000.

-------------------------------------------------------------------------------------------
Water Consumption             1990      1994    1995     1996     1997     1998     1999
-------------------------------------------------------------------------------------------
m3/ton                        194.8     136      132     105     117.7    104.1      90
-------------------------------------------------------------------------------------------


In 1999, a new scrubber was also installed to control particulate emissions from a smelt dissolving tank--at a cost of $200,000.

A major modernization of the woodyard area is underway, involving the replacement of the pneumatic wood handling system by enclosed belt conveyors. This project, due for completion in April 2000, will greatly reduce fugitive emissions of dust.

In 2000, a major modernization of the causticizing area will take place. Completion is expected in early 2001. In addition to productivity and efficiency improvements, this project will reduce TRS emissions from the lime kilns.

Energy Conservation

Since February 1999, the La Tuque mill burns Matane's spent pulping liquor. This displaces the consumption of fossil fuel with biomass energy--and is an important factor in the mill's improved energy efficiency. Due to this project, and several other energy conservation measures, the La Tuque mill reduced greenhouse gas emissions by 17% in 1999 (on a per-ton basis).

In 2000, several initiatives identified in the area of energy conservation, including the upgrade of some compressors, the completion of the woodyard modernization project and some improvements to our boiler controls will be acted upon.

Waste Management

In 1997, the La Tuque mill initiated a beneficial use program for biosolids generated by the wastewater treatment system. The program was continued in 1999, leading to the reuse of 35,000 tons through composting, sylvicultural use, land reclamation and agricultural use.

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PAGE:  5 (con't)
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
-----------------------------------------------------------------------------------------
Greenhouse Gases
tons of CO2/ton of product    1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
Direct                        0.88     1.0     1.11     1.15     0.97    0.89     0.74
-----------------------------------------------------------------------------------------
Indirect                      0.15     0.01    0.18     0.00     0.01    0.03     0.01
-----------------------------------------------------------------------------------------


The five-year permit for the landfill site was renewed in 1999. Some investments were made to further improve the leachate handling and transportation system. The leachate is returned to the mill for treatment in the UNOX system.

The mill's PCB elimination program involved the replacement and elimination of seven transformers in 1999. The completion rate for PCB elimination was 87% at the end of the year, based on the original inventory. The mill has earmarked a budget of $700,000 in 2000 to complete this program.

Like other St. Laurent Paperboard facilities, the La Tuque mill recovers recyclable wastes, including paper, board and metals that are produced on site, and ships them to a local sorting and recycling centre. In 1999, 1,589 tons of waste was recovered, an increase from the 1,436 tons in 1998.

VISUAL:  PHOTO

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PAGE:  6
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VISUAL:  PHOTO

MATANE MILL

Effluent Treatment

The Matane mill's effluent performance was excellent in 1999 due to the successful operation of the closed-loop process. The mill reduced its biochemical oxygen demand (BOD) level by 75% in 1999, while the mill's total suspended solids (TSS) level remains far below the limit. The BOD annual average improved in 1999 because the mill had the full benefits of the evaporation condensate recirculation improvements made in mid-1998.

The mill experienced a few difficulties in maintaining pH levels within the prescribed range during the first few months of 1999, but these difficulties were limited to less than a day (compared to 10 days in 1997). The issue was resolved during the summer of 1999 by further improving the pH control system.

In 1999, the mill received recognition for its strong performance. The Matane mill was one of very few mills that Environment Canada exempted from the need to perform an Environmental Effects Monitoring (EEM) study on its receiving waters. In addition, a joint provincial-federal advisory body (St. Lawrence Action Plan) published a survey of all pulp and paper mills discharging effluent to the St. Lawrence river or its tributaries, that ranked the Matane mill as the lowest discharger among the 38 mills.

Atmospheric Emissions

The two oil-fired power boilers that produce steam for the mill's production process remain in compliance with air quality standards.

Waste Management

With the completion of a PCB elimination program in August 1999, the mill is now 100% PCB-free.

The mill operates a landfill site for its residues, mainly composed of rejects from the old corrugated containers (OCC) recycling process and wood handling system. The landfill site is in compliance with its permit requirements.

In 1999, 93,000 short tons of wastepaper was recovered by the mill's process, an increase of 27% compared to 1998.

-----------------------------------------------------------------------------------------
Biochemical Oxygen Demand     1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
BOD5 (kg/ton)                 119.5    11.0     8.9     1.06     3.27    1.97     0.45
-----------------------------------------------------------------------------------------
Provincial Limit (monthly)                                                         5
-----------------------------------------------------------------------------------------
Federal Limit (monthly)                                                           7.5
-----------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
Total Suspended Solids        1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
TSS (kg/ton)                  8.5      2.0      0.9     0.33     0.18    0.23     0.32
-----------------------------------------------------------------------------------------
Provincial Limit (monthly)                                                         8
-----------------------------------------------------------------------------------------
Federal Limit (monthly)                                                          11.25
-----------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
Greenhouse Gases
tons of CO2/ton of product    1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
Direct                        0.79     0.62    0.61     0.62     0.72    0.67     0.63
-----------------------------------------------------------------------------------------
Indirect                      0.00     0.00    0.01     0.00     0.00    0.00     0.00
-----------------------------------------------------------------------------------------

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PAGE:  7
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VISUAL:  PHOTO

THUNDER BAY MILL

Effluent Treatment

The mill's effluent quality was generally good in 1999, and in substantial compliance with regulatory limits. Beginning in January 2000, a portion of the mill's process effluent will pass through the town's treatment system, as part of an approved trial. The long-term viability of this option will be evaluated during the second quarter of 2000.

Atmospheric Emissions

The mill remains in full compliance with the air quality standards. The mill's two power boilers burn natural gas, highly considered as a clean fuel. Greenhouse gas emissions remained stable in 1999--at the lowest levels among the four primary mills: 0.6 ton of CO2 per ton of product.

Waste Management

The Thunder Bay mill operates a permitted landfill site for its residues, mainly composed of rejects from the Old Corrugated Containers (OCC) recycling process.

In 1999, 164,000 short tons of wastepaper was recovered by the mill's process, an increase of 24 % compared to 1998.

-----------------------------------------------------------------------------------------
Water Consumption             1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
M3/ton                       113.1                       26      18.8    14.2     17.1
-----------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
Biochemical Oxygen Demand     1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
BOD5 (kg/ton)                 69.49                     4.45     1.46    0.44     0.61
-----------------------------------------------------------------------------------------
Provincial Limit (monthly)                                                        2.91
-----------------------------------------------------------------------------------------
Federal Limit (monthly)                                                           7.5
-----------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
Total Suspended Solids        1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
TSS (kg/ton)                  4.6                       3.75     1.12    1.12     1.77
-----------------------------------------------------------------------------------------
Provincial Limit (monthly)                                                        4.28
-----------------------------------------------------------------------------------------
Federal Limit (monthly)                                                          11.25
-----------------------------------------------------------------------------------------
The TSS levels rose slightly  above  prescribed  provincial  limits for two days during the first half of the year, following a transfer of the effluent from one polishing lagoon to the other.


-----------------------------------------------------------------------------------------
Greenhouse Gases
tons of CO2/ton of product    1990     1994    1995     1996     1997    1998     1999
-----------------------------------------------------------------------------------------
Direct                        0.42                      0.42     0.44    0.41     0.42
-----------------------------------------------------------------------------------------
Indirect                      0.24                      0.12     0.15    0.19     0.17
-----------------------------------------------------------------------------------------

--- --- --- --- --- --- --- --- --- ---
PAGE:  8
--- --- --- --- --- --- --- --- --- ---

VISUAL:  PHOTO

Voluntary Compliance Programs

ARET: Effluent and Air Emissions

The Company has participated in Environment Canada's voluntary Accelerated Reduction and Elimination of Toxics (ARET) program since 1994. The program's goal was to reduce priority pollutants (including dioxins and furans) by 90% and to cut other selected toxic substances in half by year 2000. St. Laurent Paperboard has achieved these objectives.

Of the Company's three primary Canadian mills, only the La Tuque mill had appreciable emissions of substances targeted by the program. By considering the ECF conversion of the bleaching process in 1999, the mill has reduced overall emissions in its effluent by 92% and atmospheric emissions by 72%.

The Matane and Thunder Bay mills have reduced their applicable effluent emissions by 98% and 97%, respectively, from baseline levels.

ARET: PCB Elimination Program

As part of our commitment to the ARET program, we are on track in our efforts to eliminate any remaining electrical equipment containing PCBs in 2000. In all, the program is 90% complete.

Some transformers still in use at the La Tuque mill will be replaced and eliminated in 2000. A few slightly contaminated transformers will also be cleaned at the Montreal coating facility and the West Point mill. All other facilities are virtually PCB-free, both in Canada and the United States.

NPE-Free

Several pulp and paper companies, including St. Laurent Paperboard, took early action to phase out the use of products containing nonylphenol ethoxylates
(NPEs). NPEs are chemicals known as surfactants and are used in several cleaning products and detergents. They are used in several manufacturing processes, including those found at pulp and paper mills. Due to their poor biodegradability and potential to bio-accumulate, their use has raised some concerns about their impact on aquatic wildlife.

St. Laurent Paperboard's NPE elimination program was initiated in 1996 at the La Tuque mill and was subsequently reviewed by the three other primary mills. This involved the identification and trial of alternatives, in cooperation with chemical suppliers. In 1999, the four mills completed this voluntary effort, in advance of any regulatory program. This past year, the corporate purchasing strategy for specialty chemicals (under the Supply Chain Management process) included the objective of screening and ruling out chemicals that contained any amount of NPEs.

Pollutant Inventory Programs

Under the National Pollutant Release Inventory (NPRI) program, St. Laurent Paperboard's Canadian primary mills report annually to Environment Canada.

Between 1994, when the Company was formed, and 1998*, emissions reported by the La Tuque mill declined from 3,557 tons to 564 tons, an 84% reduction. Emissions increased at the Matane mill, in direct relation with the productivity of its semi-chemical pulping process. The Matane mill's emissions remain low compared to the other mills.

In the United States, under the equivalent Toxic Release Inventory (TRI) program, changes in the factors used to calculate emissions at the West Point mill led to an increase in reported emissions, from 520 tons in 1995 to 771 tons in 1998. The increase largely reflects changes in the methodology used to predict releases (through emission factors), rather than increases in actual emissions.

In 1998, more than two-thirds of the emissions reported under these programs were due to methanol, a by-product of the pulping process. The EPA is currently reviewing a petition to remove methanol from the list of reportable emissions, by taking into account the relatively low level of toxicity of the substance.

* Reports are required to be submitted by June of each year. For this reason, data for 1999 is not available at this time.

--- --- --- --- --- --- --- --- --- ---
PAGE:  9
--- --- --- --- --- --- --- --- --- ---

Recycled Products

Three of our four primary mills use wastepaper or old corrugated containers to produce several containerboard products. At the Matane and Thunder Bay mills, corrugated medium is made with 50% and 100% recycled content respectively. The West Point mill integrates varying proportions of recycled fibre in its three paper machines.

In 1999, our mills used a total of 559,000 short tons of recycled materials, an increase of 16% from 1998. This is largely due to increased productivity.

The La Tuque mill does not use recycled fibre in its production. However, the mill uses a significant proportion of sawdust in the wood furnish. With a consumption of 672,000 short tons in 1999, this sawmill by-product represents more than 70% of the virgin fibre used by the La Tuque mill.

--------------------------------------------------------------------------------
Consumption of Recycled Fibre
thousands of tons per year      1994     1995    1996     1997     1998    1999
--------------------------------------------------------------------------------
Thunder Bay                       0        0       69     117      132      164
--------------------------------------------------------------------------------
Matane                          142      141      115      72       73       93
--------------------------------------------------------------------------------
West Point                      293      255      267     282      275      302
--------------------------------------------------------------------------------


Packaging Facilities

Effluent Management

An important accomplishment is the completion of Burlington, Ontario's pre-treatment system in February, one of several plants that have such pre-treatment systems. The Latta, South Carolina facility will complete the installation of a similar pre-treatment system in March 2000 at a cost of $250,000. The newly acquired Adams, Wisconsin, Mansfield and Braintree, Massachusetts plants already had pre-treatment systems. The newly constructed facilities in Columbus, Ohio and Pickering, Ontario included the installation of pre-treatment systems.

Water Conservation

Water conservation measures were implemented at some packaging plants in 1999, resulting in an overall reduction of 40% compared to 1998, representing a decline from 1.6 to 0.9 cubic metres per ton of product.

The most significant reductions took place at the Montreal and Burlington plants.

Atmospheric Emissions

Emissions are generally low at our packaging plants because they use natural gas as their primary energy source. In 1999, 93% of the fossil fuel used by the packaging plants was natural gas or propane.

Energy Conservation

Direct greenhouse gas emissions are stable at about 60 kg per ton of product, a level that is small compared to emissions from primary mills.

Packaging plants are also considering energy conservation initiatives. For instance, the newly-built Pickering, Ontario plant included a heat reclamation system on a cyclone installed to recover scrap paper. In addition, the Springfield, Massachusetts plant installed a modern air compressor in May 1999, which will result in savings of 3% on its electrical consumption.

Waste Management and Recycling

The packaging plants are dedicated to recycling waste, wherever possible or justified. In 1999, 96% of our waste was recycled. The bulk is scrap paper that is sold to recycling mills.

In 1999, the Richmond, Virginia plant completed the clean-up of an area contaminated with historical releases of petroleum products, which was done to the satisfaction of the Virginia Department of Environmental Quality (DEQ).

--- --- --- --- --- --- --- --- --- ---
PAGE:  9  (con't)
--- --- --- --- --- --- --- --- --- ---

Spill Prevention

Our packaging plants are always looking for ways to prevent the possibility of accidental releases. The addition of secondary containment around tanks or unloading areas is a typical initiative. For example, the Baltimore, Maryland plant completed an overhaul of the petroleum products and bulk glue storage areas in 1999. The Richmond, Virginia plant installed a new liquid caustic tank and a used-oil tank that includes secondary containment.

Chip Mills and Sawmills

The Company operates three chip mills and three sawmills, including the four facilities that were acquired from Chesapeake Corporation in 1999. These facilities are all in substantial compliance with applicable regulations. Bark and other wood residues are sold to other companies for production of mulch or for use as a renewable energy source. Overall, about 99% of solid waste is recovered. Water consumption is very low at 0.02 cubic metres per ton of product.

The newly acquired Princess Anne, Maryland and West Point, Virginia sawmills reuse a portion of their by-products in woodwaste boilers, to generate the steam required for lumber drying. This avoids the use of fossil fuel and, in turn, reduces the production of greenhouse gases. In fact, emissions of greenhouse gases for that division were only 20 kg per ton of product in 1999, a level that is very small compared to other facilities.

Woodlands

In 1999, the Company continued its work toward certification under the ISO 14000 environmental management system, which is expected to be completed in 2000. The Company also intends to have Canadian Standards Association certification in 2001. St. Laurent Paperboard's reforestation activities included planting 2.5 million trees in 1999.

--- --- --- --- --- --- --- --- --- ---
PAGE:  10
--- --- --- --- --- --- --- --- --- ---

STATISTICS


Biochemical Oxygen Demand (BOD5) (specific, or kg per ton)
                                                                  Prov.     Fed.     Permit
                                                                 limits    limits    limits
               1990   1994   1995   1996    1997   1998   1999  (monthly) (monthly) (monthly)
La Tuque       34.70  26.09  19.82   1.06   1.05   0.68   0.50       5      7.50       --
Matane        119.50     11    8.9   1.06   3.27   1.97   0.45       5      7.50       --
Thunder Bay    69.49   n.a.   n.a.   4.45   1.46   0.44   0.60    2.91      7.50       --
West Point      0.87   1.60   0.70   0.80   0.80   0.70   0.81     --        --       2.41
Average        28.71   9.92   7.12   1.11   1.13   0.78   0.66     --        --        --

US industry average in 1997, according to NCASI: 1.5 kg/ton
Canadian industry average in 1998, according to CPPA: 1.9 kg/ton
In the US, limits are expressed as pounds per day. For the purpose of comparison with the Canadian mills, the emission results from the West Point mill have been converted to a metric and per ton basis.



Biochemical Oxygen Demand (BOD5) (absolute, or tons per day)

               1990    1994   1995   1996   1997   1998   1999
La Tuque       36.92  28.57  19.96   1.27   1.29   0.88   0.69
Matane         32.39   3.52   2.81   0.30   1.10   0.72   0.17
Thunder Bay    28.70   0.00   0.00   0.99   0.40   0.14   0.22
West Point     1.50    3.47   1.46   1.75   1.73   1.64   1.60
Total          99.50  35.56  24.23   4.30   4.52   3.38   2.67



Total Suspended Solids (TSS) (specific, or kg per ton)
                                                                   Prov.    Fed.     Permit
                                                                  limits   limits    limits
                1990   1994   1995   1996    1997   1998   1999 (monthly) (monthly) (monthly)
La Tuque       11.18   5.72   4.26   3.34   3.22   1.98   0.81       8     11.25       --
Matane          8.50      2    0.9   0.33   0.18   0.23   0.32       8     11.25       --
Thunder Bay     4.60   n.a.   n.a.   3.75   1.12   1.12   1.68    4.28     11.25       --
West Point      0.99   2.70   1.00   1.10   0.79   0.84   1.07     --        --       10.96
Average         5.14   3.56   1.96   1.88   1.51   1.15   0.97     --        --        --

US industry average in 1997, according to NCASI: 2 kg/ton
Canadian industry average in 1998, according to CPPA: 3.1 kg/ton
In the US, limits are expressed as pounds per day. For the purpose of comparison with the Canadian mills, the emission results from the West Point mill have been converted to a metric and per ton basis.



Total Suspended Solids (TSS) (absolute, or tons per day)

                1990   1994   1995   1996   1997   1998   1999
La Tuque       11.90   6.26   4.29   3.99   3.95   2.57   1.11
Matane          2.30   0.64   0.28   0.09   0.06   0.09   0.12
Thunder Bay     1.90   0.00   0.00   0.83   0.31   0.36   0.62
West Point      1.70   5.86   2.08   2.41   1.70   1.97   2.11
Total          17.80  12.76   6.65   7.32   6.02   4.99   3.96

--- --- --- --- --- --- --- --- --- ---
PAGE:  10  (con't)
--- --- --- --- --- --- --- --- --- ---


Adsorbable Organic Halides (AOX) (specific, or kg per ton)
                                                                          Cluster rules
                                                                   Prov.   or upcoming
                                                                  limits   prov. limit
                1990   1994   1995   1996   1997   1998   1999  (monthly)  (monthly)
La Tuque         --    2.23   1.90   1.25   1.31   0.97   0.71    2.00       0.80
West Point       --    0.92   1.22   0.45   0.38   0.36   0.48    n.a.       1.52
Average          --    1.51   1.56   0.87   0.87   0.71   0.65     --         --

Canadian industry average in 1998, according to CPPA: 0.53 kg/ton
In the U.S., limits are expressed as pounds per day. For the purpose of comparison with the Canadian mills, the emission results from the West Point mill have been converted to a metric and per ton basis.



Adsorbable Organic Halides (AOX) (absolute, or tons per day)
                1990   1994   1995   1996   1997   1998   1999
La Tuque        5.45   1.09   1.15   0.85   0.92   0.69   0.54
West Point       --    0.56   0.74   0.28   0.24   0.19   0.14
Total            --    1.65   1.88   1.12   1.16   0.87   0.68

--- --- --- --- --- --- --- --- --- ---
PAGE:  11
--- --- --- --- --- --- --- --- --- ---


Emissions of Greenhouse Gases (GHG)
specific (ton of CO2 per ton of product)
                      1990   1994    1995   1996   1997   1998   1999
La Tuque
        direct         0.88   1.00   1.11   1.15   0.97   0.89   0.74
        indirect       0.15   0.01   0.18   0.00   0.01   0.03   0.01
        TOTAL          1.03   1.01   1.29   1.15   0.98   0.92   0.75
Matane
        direct         0.79   0.62   0.61   0.62   0.72   0.67   0.63
        indirect       0.00   0.00   0.01   0.00   0.00   0.00   0.00
        TOTAL          0.79   0.63   0.62   0.62   0.72   0.67   0.63
Thunder Bay
        direct         0.42   n.a.   n.a.   0.42   0.44   0.41   0.42
        indirect       0.24   n.a.   n.a.   0.12   0.15   0.19   0.17
        TOTAL          0.66   n.a.   n.a.   0.54   0.60   0.60   0.60
 West Point
        direct         1.15   0.97   0.95   0.91   0.83   0.76   0.77
        indirect       0.14   0.12   0.13   0.14   0.18   0.14   0.07
        TOTAL          1.28   1.09   1.08   1.05   1.01   0.89   0.84
Average (of the four mills)
        direct         0.94   0.95   0.96   0.92   0.84   0.76   0.72
        indirect       0.14   0.08   0.13   0.09   0.11   0.10   0.06
        TOTAL          1.10   1.02   1.09   1.02   0.95   0.85   0.77




Emissions of Greenhouse Gases (GHG)
absolute (thousands of metric tons of CO2 per year)
                      1990   1994   1995    1996   1997   1998   1999
La Tuque
        direct          316    338    329    366    350    349    305
        indirect         53      3     54      0      2     10      5
        TOTAL           369    340    383    367    352    360    310
Matane
        direct           71     70     70     61     78     87     83
        indirect          0      0      0      0      0      1      0
        TOTAL            71     71     70     61     78     88     83
Thunder Bay
        direct           63   n.a.   n.a.     28     40     47     54
        indirect         37   n.a.   n.a.      8     14     21     22
        TOTAL           100   n.a.   n.a.     35     53     68     77
 West Point
        direct          657    700    655    664    658    587    558
        indirect         78     86     87    102    138    107     50
        TOTAL           735    786    743    767    796    693    608
TOTAL   (of the four mills)
        direct        1,107  1,108  1,055  1,120  1,125  1,069  1,001
        indirect        169     88    142    111    155    139     77
        TOTAL         1,275  1,197  1,196  1,230  1,280  1,209  1,078

Assumptions: Emission factors are those provided by Environment Canada and the Canadian Pulp and Paper Association (CPPA). The 1990 emissions are those of the mills prior to their acquisition by St. Laurent Paperboard. The indirect emissions considered are those related to the transformation of market pulp off-site and to the production of electricity consumed at the mill (Greenhouse emission factors used for electricity are those published by local public utilities, e.g. Hydro Quebec, Ontario Hydro and Virginia Power). Organic solid wastes sent to landfills were taken into account by calculating methane emissions related to that activity. Emissions related to combustion of biomass were excluded from the summary, because they are deemed to be part of the natural carbon cycle.

--- --- --- --- --- --- --- --- --- ---
PAGE:  11  (con't)
--- --- --- --- --- --- --- --- --- ---


Update to ARET report
La Tuque, Matane and Thunder Bay Mills

Substances               Media      Baseline (kg/yr)     1998 Emissions or    Reduction (%)
                                                      2000 Estimates (kg/yr)
Total for Substances    effluent            49                    0              100
                 A-1    air              1,225                   43               96
                        TOTAL            1,274                   43               97

Substances A-2                   Negligible emissions

Total for substances    effluent           280                    0              100
                 B-1    air              1,483                   25               98
                        TOTAL            1,763                   25               99

Total for substances    effluent        79,253                5,945(e)            92
                 B-2    air             76,155                2,185(e)            97
                        TOTAL          155,408                8,130(e)            95

Total for substances    effluent         4,251                  317               93
                 B-3    air            161,157               71,773               55
                        TOTAL          165,408               72,090               56

Total for substances    effluent        83,833                6,262               93
  A-1, B-1, B-2, B-3    air            240,020               73,958               69
                        TOTAL          323,853               80,220               75

NOTE: This table contains a summary of 1998 emissions, as contained in a report submitted to the ARET secretariat in 1999. In addition, the impact of the 1999
ECF bleaching conversion at the La Tuque mill is taken into account with estimates given for year 2000. ECF bleaching has an important impact on emissions of chloroform, a substance listed in the B-2 category.



Progress On Elimination of Pcb At Canadian Facilities
(commitment made under the ARET program)

                      Degree of completion
                    in 1998 (%)   in 1999 (%)
La Tuque               67            87     (to be completed in 2000)
Matane                 65           100
Thunder Bay           100           100
Burlington            100           100
Montreal               15            15     (to be completed in 2000)
Markham               100           100
Average                69            90

--- --- --- --- --- --- --- --- --- ---
PAGE:  11  (con't)
--- --- --- --- --- --- --- --- --- ---


Emissions  of Toxic  Substances  Reported  to Federal  Programs
NPRI  (National Pollutant Release Inventory) and TRI (Toxic Release Inventory)
(tons/year)

                      1994          1997           1998*
La Tuque             3,557           576            564
West Point             520           748            771
Matane                 n.a.           16             78
Thunder Bay            n.a.          n.a.           n.a.
Total                4,077         1,340          1,413

Overall % of reduction from 1994 to 1998           65,3%



% of total                1994   1997   1998    Main source of emissions
(NTRI/TRI substances)
Methanol                 92.23   57.49  64.97   A by-product of the pulping process
Ammonia                   0.02   11.59   9.12   A nutrient added to the effluent secondary
                                                treatment systems, and a by-product of the
                                                production process
Sulfuric acid             4.10   13.99   8.35   A by-product of oil and coal combustion
Chlorydric acid           1.78    7.74   7.35   A by-product of coal production
Acetaldehyde              0.00    3.34   3.80   A by-product of the pulping process
Manganese                 0.00    2.46   1.82   A metal present at trace concentrations in wood
Phenol                    0.01    0.15   1.62   A by-product of the pulping process
Acetone                   0.00    1.33   1.37   A by-product of the pulping process
Others                    1.85    1.91   1.59

* Reports are required to be submitted by June of each year. For this reason, data for 1999 is not available at this time.

--- --- --- --- --- --- --- --- --- ---
PAGE:  12
--- --- --- --- --- --- --- --- --- ---

In this report, unless stated otherwise, all dollar amounts are expressed in US dollars and weight measures are in short tons.

GLOSSARY

AOX (adsorbable organic halides): Measurement of a mixture of chlorinated compounds in the water effluent produced at bleaching plants.

Biomass fuel: Includes wood residues (bark or shavings). In addition, the energy content of spent pulping liquor is made of biomass, because the liquor contains wood extractives dissolved during the pulping process.

Black liquor oxidation: A process that involves the oxidation of the residual pulping liquor from the kraft pulping process with air or pure oxygen. This helps reduce the potential to emit odors from recovery furnaces when the black liquor is fired.

BOD (biochemical oxygen demand): A method of determining the effect of organic material in effluent on receiving waters, by measuring the consumption of oxygen. Oxygen is required by aquatic life.

Closed-loop  effluent  system:  A system that allows the re-use and recycling of
process  water.  The  suspended  and  biological   solids  are  either  recycled
internally or disposed of by landfill or incineration.

Cluster Rules:  Regulations developed by the US Environmental  Protection Agency
(EPA) dealing with water discharge and atmospheric emissions from pulp and paper mills. In 1998, the EPA published some final rules known as MACT I (Maximum Available Control Technology).

Condensates: Liquid streams generated by the kraft process that contain concentrated odorous compounds.

Cyclone: Process equipment that is used to handle solid material, including scrap paper generated by converting plants. The cyclones are part of a pneumatic conveying systems.

DEQ: Virginia Department of Environmental Quality.

Diluted gas: Gaseous emissions from some sections of the kraft pulping process that bear low concentrations of TRS or odors.

ECF bleaching: Elemental chlorine-free bleaching process, which is done strictly with chlorine dioxide without the use of chlorine gas.

EEM: Environmental Effects Monitoring are studies of the receiving waters mandated by the Canadian Regulation on effluent from pulp and paper mills.

Effluent: Residue-bearing water from manufacturing processes discharged into bodies of water.

EPA: US Environmental Protection Agency.

Fossil fuel: Petroleum products, including natural gas, residual oil (or bunker), distillate oil, propane and gasoline.

ISO standards: International set of standards that cover the management of a quality system to control variables involved in producing a quality product.

NSSC: Neutral-sulfite, semi-chemical pulp produced by cooking in a sodium sulfite solution.

NPE: Nonylphenol ethoxylates are chemicals that are used as surfactants in cleaning products and detergents.

OCC:  Old   corrugated   containers,   which  may  be  either   clippings   from
containerboard converters or containers already used by consumers.

Particulate matters: Fine particles resulting from combustion processes.

PCB: Polychlorinated biphenyls are chemicals that were manufactured until the late 1970s, and used in electrical equipment.

pH: Potential of hydrogen, a unit that is used to quantify the corrosivity or acidity of a liquid.

ppm: Parts per million.

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Recovery furnace: Combustion equipment used at kraft mills to recover inorganics and heat contained in black liquor or spent pulping liquor.

Scrubber: Pollution control equipment that often uses scrubbing-liquid to control atmospheric emissions.

Short ton: Unit of measure equal to 1.1023 metric ton.

Smelt dissolving tank: A tank that recovers and transforms inorganics, found at the bottom of a recovery furnace, into green liquor (as part of the kraft recovery cycle).

Strong gas: Gaseous emissions from some sections of the kraft pulping process, which bear high concentrations of TRS or odours. These are managed through a collection and incineration system known as a strong gas system or Low Volume High Concentration (LVHC) system.

Toxicity: Measure of the ability of a chemical or effluent to affect the physical integrity of an animal or a plant. There are many toxicity tests in use for different organisms. To determine the toxicity of the effluent in Canada, the government typically uses a test that exposes rainbow trout to industrial effluents for four days.

TRS (total reduced sulphur): Sulphur compounds produced in the kraft pulping process that are subsequently emitted as a gas. (often associated with odours).

TSS (total suspended solids): Finely dispersed solid material in effluents.

UNOX process: An activated sludge system that uses pure oxygen to treat wastewater and liquid waste.


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VISUAL:  PHOTO

FOREST POLICY

Our Mission

The mission of the Forest Products Division is to ensure a long-term supply of low-cost quality fibre to the mills, and to do so safely and in compliance with the principles of sustainable forest management.

Our Vision

The Forest Products Division is recognized as an efficient and competent team in our management and practices. In partnership with our suppliers and in harmony with the environment and the communities in which we operate, we offer our clients quality service that meets their needs.

Forest Policy Statement: Our Vision of the Future

St.  Laurent  Paperboard  ensures  that  its  forest  management  practices  are
environmentally   friendly,   economically   feasible  and  in  compliance  with
government standards.

We manage the forests in compliance with the principle of sustained forest yield, while promoting the maintenance of forest bio-diversity and integrated resources management.

We maintain an open dialogue about the concerns that individuals and communities may have about our forest practices--and we respond promptly to address these concerns. We use proactive communication programs to inform employees and the public about sustainable forest practices.

We ensure that protection and prevention programs are applied to the forest territories for which we are responsible--to protect them against fire, insects, disease and environmental incidents.

We undertake to develop and apply a sustainable forest management audit program. We seek to improve our performance continually--and we intend to review our management system, activities and commitments regularly. The Company also periodically communicates the results and progress of its sustainable management system.

We maintain historical and harmonious relations with natives who have rights under treaty and are active on the lands we manage. We encourage them to become involved in discussions on our forest practices.

We co-operate with government authorities in the preparation of standards and regulations.

We support research projects and the acquisition of knowledge, with a view to improving sustainable forest management.

We expect our employees and sub-contractors to be engaged in continual training and practices that are consistent with sustainable forest management. Moreover, the Company and its sub-contractors consider the health and safety of employees and the general public as a priority whenever we plan or implement projects.

May 1998


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Printed in Canada          Yuri Kruk Communication-Design Inc.



Head Office
St. Laurent Paperboard Inc.
630 Rene-Levesque Blvd. West
Suite 3000
Montreal, Quebec  H3B 5C7

Tel.: (514) 861-2204
Fax: (514) 861-2208

www.stlaurent.com